Exhibit 33.1

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of October 5, 2009 (the “Effective Date”), by and between New World Brands, Inc., a Delaware Corporation (“the Company” or “NWB”), Aeropointe Partners, Inc., a Texas Corporation, M. David Kamrat, an individual, Steve Bell, an individual, Noah Kamrat, an individual, Shawn Lane, an individual, Shehryar Wahid, an individual, Oregon Spirit LLC, a Nevada limited liability Company, and P&S Spirit LLC, a Nevada limited liability Company (each a “Holder,” and collectively, the “Parties”).

BACKGROUND

A.            WHEREAS NWB has entered into that certain Asset Purchase Agreement, dated October 5, 2009 (the “Purchase Agreement”) with Aeropointe Partners, Inc., a corporation incorporated in the State of Texas (“Aeropointe”), Steve Bell, an individual and shareholder of Aeropointe (“Bell”), and Shawn Lane, an individual and shareholder of Aeropointe (“Lane”).

B.            Pursuant to the Purchase Agreement, Aeropointe shall sell, assign, transfer, convey and deliver to NWB, and NWB shall purchase, acquire, assume, accept, the Purchased Assets, upon the terms and conditions of the Purchase Agreement.

C.            The Parties are the beneficial owner (directly or through his or her nominees) of, or upon consummation of the transactions contemplated by the Purchase Agreement will be the beneficial owner of, a certain number of shares of common stock of NWB, par value $0.01 per share  (“NWB Shares”).

D.            As a condition of, and as a material inducement for the Parties to enter into and consummate the transactions contemplated by the Purchase Agreement, the Parties have agreed to execute, deliver and be bound by the terms and conditions of this Lock-Up Agreement.

Definitions:

1.                                      Capitalized terms used in this Agreement that are not otherwise defined shall have the meanings assigned to such terms in this section 1. Capitalized terms used in this Agreement that are not otherwise defined shall have the meanings assigned to them in the Asset Purchase Agreement, which definitions are hereby incorporated by reference.

“Affiliate” means, with respect to a specified Person, any other Person which controls, is controlled by or is under common control with such specified Person. For purposes of the definition of Affiliate, the term ‘control’ (including the variations ‘controls,’ ‘controlled by,’ and ‘under common control with’) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and for the avoidance of doubt, shall include any executive officer, member, manager or Director of a Person.

“Company Shares” means the New World Brands, Inc. shares owned by the Parties on the date hereof, or receive as a result of the Asset Purchase Agreement, and includes any shares of stock of the Company acquired, directly or indirectly, by any of the Parties from and after the date hereof, whether in a private transaction (with the Company or any other Person), upon the exercise of any derivative securities or pursuant to any block sale; provided that Company shares shall not include any shares of Common Stock acquired in any open market purchase after the date of this Agreement.

“Derivative Securities” means options or warrants to purchase Company Shares, or any securities convertible into, exchangeable for or that represent the right to receive Company Shares, owned on the date hereof, and includes any options or warrants to purchase Company Shares, or any securities convertible into, exchangeable for or that represent the right to receive Company Shares acquired directly or indirectly by any Restricted Stockholder from and after the date hereof, whether in a private transaction (with the Company or any other Person) or pursuant to any block sale.

“Family Member” means, with respect to any restricted Stockholder who is a natural person, all the lineal descendants and ascendants in direct line of such Restricted Stockholder and the siblings of such Restricted Stockholder and their lineal descendants and a husband or wife or widow or widower of any of the above Persons and for the purposes aforesaid a step child or adopted child or illegitimate child of any person shall be deemed to be a lineal descendant.

“Permitted Transferee” means an irrevocable Family Trust of a Restricted Stockholder for estate planning purposes under which no substantial beneficial interest in any of the Company Shares and or Derivative Securities held by such trust is vested in any Person other than such restricted Stockholder and/or their Family Members.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, governmental body or authority or any other entity;

“Restricted Stockholder” means the Parties to this Agreement, and any Permitted Transferees.

“Transfer” means any offer, sale, contract to sell, pledge, hypothecation, encumbrance, grant of an option to purchase, short sale, or other disposition or transfer of any Company Shares or Derivative Securities.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.             Effectiveness of Agreement.  This Agreement shall become null and void if the Purchase Agreement is terminated prior to the Closing.

2.             Representations and Warranties.  Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of NWB, NWB’s legal counsel or any other Person.

3.             Beneficial Ownership.  Each Holder hereby represents and warrants that as of the date hereof, he, she or it does not beneficially own (or will not beneficially own following consummation of the transactions contemplated by the Purchase Agreement), directly or through its nominees, (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder) any NWB Shares, or any economic interest therein or derivative therefrom, other than those NWB Shares specified on the signature page hereto.  For purposes of this Agreement, the number of NWB Shares beneficially owned by such Holder as specified on the signature hereto, plus any number of NWB Shares acquired during the Lock-Up Period (as defined below), including, but not limited to, the Earn Out Shares, if any, are collectively referred to as the “Lock-up Shares.”

4.             Lock-Up.  During the Lock-up Period (as defined below), each Holder irrevocably agrees that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers or intends to transfer, in whole or in part, any of the economic or beneficial consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales with respect to any security of NWB.   This Agreement shall terminate on the earlier to occur of: a) the mutual agreement by all of the Parties; and b) December 31, 2010. During the Term of this Agreement, the Parties each covenant and agree that they will not Transfer any Company Shares or any Derivative Securities directly or beneficially owned by said Parties without the prior written consent of the other Parties; provided, however, that each restricted Stockholder shall be permitted to Transfer any Company Shares and/or derivative Securities owned by such Person without the prior written consent of any other Party so long as: (i) such Transfer is to a Permitted Transferee; (ii) such Permitted Transferee agrees in writing to be bound by this Agreement to the same extent as the

Person so Transferring Company Shares or Derivative Securities; and (iii) such Transfer (by itself or when viewed as one of a series of related transactions) would not result in the circumvention of any of the provisions of this Section 2.  This Section 2 is an essential condition of the NWB-Aeropointe Asset Purchase Agreement, executed on October 5, 2009 and incorporated herein by reference, and violation of this provision shall constitute a material breach of said Asset Purchase Agreement.

(a)           In furtherance of the foregoing, NWB will (i) place an irrevocable stop order on all Lock-up Shares, (ii) notify its transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct such transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement; and (iii) place a notation on the stock certificates evidencing the Lock-up Shares and direct the its transfer or other applicable agent or service provider not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(b)           For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(c)           For purpose of this Agreement, “Lock-up Period” means the period ending on December 31, 2010.

5.             No Additional Consideration.  Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

6.             Notices.  Any notices required or permitted to be sent hereunder shall be delivered personally or by courier service to the addresses set forth in the Purchase Agreement for the applicable Party hereto, or to such other address as any Party may have furnished to the others in writing in accordance herewith.

7.             Captions.  The captions contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8.             Counterparts.  This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.  Facsimile transmission of any signed original or counterpart and/or the retransmission of any signed facsimile shall be deemed the same as the delivery of an original. The introductory recitals are incorporated into and made a substantive part of this Agreement.

9.             Successors and Assigns.  Except as otherwise provided herein, this Agreement and the rights and obligations hereunder may not be assigned by any Party hereto without the prior written consent of the other Parties. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and permitted assigns of the parties hereto.

10.          Severability.  If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto. It is the intent of the parties that this Agreement be fully enforced to the fullest extent permitted by applicable law.

11.          Amendment.  This Agreement may be amended or modified by written agreement executed by each of the parties, hereto.

12.          Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13.          Dispute Resolution.  Any dispute or controversy arising out of or relating to this Agreement, or any interpretation, construction, performance or breach hereof (including any claim based on contract, tort, or statute), shall be settled by arbitration to be held before a single arbitrator of the American Arbitration Association in Lane County, Oregon, in accordance with the Rules of the American Arbitration Association then in effect.  The arbitrator shall issue a written decision, which shall be final, conclusive and binding on the parties to the arbitration subject to judicial review as required by law. EACH OF THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.          Governing Law.  The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of Oregon.

15.          Controlling Agreement.  To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Purchase Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Holder:		# of Lockup Shares

/s/ M. David Kamrat		55,570,887
M. David Kamrat

/s/ Noah Kamrat		57,000,491
Noah Kamrat

/s/ Steve Bell		up to 36,170,813
Steve Bell

/s/ Shawn Lane		up to 36,170,813
Shawn Lane

/s/ Selvin Passen		124,995,702
Selvin Passen, M.D.,
for P& S Spirit, LLC
and for Oregon Spirit LLC

/s/ Shehryar Wahid		25,000
Shehryar Wahid

Aeropointe Partners, Inc.
By:	/s/ Shawn Lane	up to 47,658,374